Exhibit 99.2

Management Information Circular

and Notice for the 2021 Annual General Meeting of Shareholders

Dated April 29, 2021

TABLE OF CONTENTS

GENERAL INFORMATION	1	Nominating, Governance, Compensation and Leadership Development Committee	26
Date of Information	2
Notice to United States Shareholders	2	Director Attendance	27
Currency	2	Indebtedness of Directors and Executive Officers	28
Share Capital	2	EXECUTIVE COMPENSATION	28
Who Can Vote	2	Named Executive Officers	28
Principal Holders of Voting Securities	3	Compensation Discussion and Analysis	28
Notice and Access	3	Executive Compensation Philosophy and Objectives	28
Interest of Certain Persons in Matters to be Acted Upon	4	Executive Compensation-Related Fees	29
Interest of Informed Persons in Material Transactions	4
Management Contracts	4	All Other Fees	29
Other Matters	4	Elements of Executive Compensation	29
Additional Information	4
VOTING INFORMATION	5	Base Salary	30
Solicitation of Proxies	5	Equity Incentive Based Awards (Long-Term Compensation)	30
Registered Voting and Appointment of Proxyholders	5
Non-Registered Shareholders	6	Bonus Awards (Short-Term Incentive Compensation)	31
Revocation of Registered Proxies	8	Other Compensation Objectives	31
Exercise of Discretion	8
ITEMS OF BUSINESS	9	Management of Risks	31
		Performance Graph	32
Presentation of Financial Statements	9	Equity Incentive Awards	33
Election of Directors	9	Summary Compensation Table	33
Appointment of Auditor	9
DIRECTORS DISCLOSURE	10	Fair Value of Stock Option Grants, RSUs, PSUs and DSUs	34
Advance Notice for Nominations	10	Employment Agreements	34
Majority Voting Policy	10	Employment Agreement – President and CEO	34
Nominees	11	Employment Agreement – Executive Vice-Chairman	35
Corporate Cease Trade Orders, Bankruptcies, Penalties
and Sanctions	16	Employment Agreement – CFO	35
Director Compensation	16	Employment Agreement – CTO	35
Director Compensation Table	16
		Employment Agreement – VP, Corporate Development	35
Outstanding Share Based Awards and Option Based Awards	17	Incentive Plan Awards	36
Incentive Plan Awards-Value Vested or Earned During the Year	18	Outstanding Share Based Awards and Option Based Awards	36
CORPORATE GOVERNANCE	19	Incentive Plan Awards Value Vested or Earned During the Year	36
Corporate Governance Overview	19	Other Compensation and Pension Benefits	37
Ethical Business Conduct	20	Termination and Change of Control Benefits	37
About the Current Board	21
Composition of the Board and Independence	21
Diversity	22	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	39
In-Camera Meetings	23	Annual Burn Rate Under the Plan	39
Board Skills Matrix	23	Summary of the Plan	39
Board Education	24	Overview	39
Board Committees	25
Audit and Risk Committee	25	Stock Options	40
		Option Grants	40
Health, Safety, Environment and Sustainability Committee	26	Exercise Price	40

Exercise Period, Blackout Periods and Vesting	40
Cashless Exercise Rights	41
Termination or Death	41
RSUs & PSUs	41
RSU & PSU Grant	41
Vesting of RSUs & PSUs	41
Retirement or Termination	42
Payment of Dividends	42
DSUs	43
DSU Grant	43
Vesting of DSUs	43
Payment of Dividends	43
Participation Limits	43
Transferability	44
Amendments to the Plan	44
Share Issuance Limits	45
SCHEDULE “A” CORPORATE GOVERNANCEDISCLOSURE	1
SCHEDULE “B” GLOSSARY	1

300 – 900 West Hastings Street
Vancouver, British Columbia V6C 1E5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held virtually at https://web.lumiagm.com/211144112 on Thursday, June 10, 2021 at 1:30 p.m. (Pacific Time), for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2020, together with the auditor’s report thereon;

2.	to elect nine (9) directors of the Company for the ensuing year;

3.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the Meeting.

Specific details of the matters proposed to be put before the Meeting are set forth in the management information circular dated April 29, 2021 (the “Circular”). Shareholders are reminded to review the Circular before voting.

This year, as a result of the ongoing global coronavirus pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting will be held virtually through the LUMI meeting platform. Shareholders will not be able to physically attend the Meeting.

Registered shareholders, non-registered shareholders who have duly appointed themselves as proxyholders, and third party-proxyholders who are duly appointed will be able to virtually attend the Meeting, ask questions and vote in “real-time”. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

The Board of Directors has fixed the close of business on Tuesday, April 27, 2021 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A registered shareholder who is unable to attend the Meeting virtually and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Notice Package (as defined below). Additionally, shareholders may submit their vote over the internet, by fax or by telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:30 p.m. (Pacific Time) on Tuesday, June 8, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

A shareholder who wishes to appoint a person other than the proxyholders of the Company identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction found in the Notice Package. These instructions include the additional step of registering such proxyholder with Computershare after submitting a form of proxy or voting instruction form. Registration can be completed at http://www.computershare.com/LithiumAmericas after submission of your proxy. Failure to register will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Without a username, such proxyholder will only be able to attend the Meeting online as a guest. The third party you appoint does need not to be a shareholder of the Company. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder, and register such proxyholder with Computershare.

As described in the notice-and-access notification mailed to shareholders, the Company is using the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 –

Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute the proxy-related materials (including the Circular), the audited financial statements of the Company for the year ended December 31, 2020, together with the report of the auditors thereon, and related management discussion and analysis (the “Meeting Materials”) to shareholders. Notice-and-Access allows the Company to post electronic versions of the Meeting Materials on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”) and on the Company’s website, rather than mailing paper copies to shareholders. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Note that shareholders still have the right to request paper copies of the Meeting Materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use the procedure known as “stratification” in relation to the Notice-and-Access. Stratification occurs when the reporting issuer using Notice-and-Access provides a paper copy of the Meeting Materials to certain shareholders with the Notice Package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-844-221-7942 or emailing ir@lithiumamericas.com.

The Meeting Materials are available under the Company’s profile on SEDAR and on the Company’s website at www.lithiumamericas.com. As noted above, the Company will provide to any shareholder, free of charge, a paper copy of the Meeting Materials upon request to the Company at 1-844-221-7942 or by email at ir@lithiumamericas.com up to one year from the date the Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should make such request to the Company by no later than May 20, 2021, in order to allow reasonable time to receive and review the Meeting Materials prior to the proxy deadline of 1:30 p.m. (Pacific time) on Tuesday, June 8, 2021. The Meeting Materials will be sent to shareholders within three business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Circular will be sent to such shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the “Notice Package”) under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company’s use of Notice-and-

Access and how the proxy-related materials may be obtained, and (ii) a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

DATED at Vancouver, British Columbia, the 29th day of April, 2021.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland

Chairman of the Board

GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Lithium Americas Corp. (the “Company”, “Lithium Americas” or “LAC”) of proxies to be used at the annual general meeting of Shareholders (the “Meeting”) and any adjournment thereof, to be held virtually at https://web.lumiagm.com/211144112 on Thursday, June 10, 2021 at 1:30 p.m. (Pacific Time) for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”).

This year, as a result of the ongoing global coronavirus pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Meeting will be held virtually through the LUMI meeting platform. Shareholders will not be able to physically attend the Meeting.

Only Shareholders of the Record Date (as defined below) and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third party as proxyholder by submitting a form of proxy with third party appointment details completed and registering the third party appointment with Computershare at http://www.computershare.com/LithiumAmericas, to participate, ask questions, and vote in “real-time” at the Meeting. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

  Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/211144112, click on “I have a Control Number”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “lithium2021” (case sensitive), then click on the “Login” button. The Company recommends logging in at least one hour before the Meeting begins. For registered shareholders, the control number is located on their proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), their control number will be provided by Computershare provided that they have been duly appointed in accordance with the procedures outlined in this Circular.

  Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on “I am a guest”.

During the Meeting, participants must ensure that they are connected to the internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is the participants responsibility to ensure internet connectivity. Attendees will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, attendees must ensure to use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Note that if connectivity is lost once the Meeting has commenced, there may be insufficient time to resolve the connectivity issue before polling is completed. Therefore, even if currently any Shareholders plan to vote during the Meeting, they should consider voting in advance or by proxy, so that all votes will be counted in the event of any technical difficulties. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

The Company believes that the ability to participate in the Meeting in a meaningful way, including

– 2021 INFORMATION CIRCULAR	1

asking questions, remains important despite the decision to hold this year’s Meeting virtually. Registered shareholders, non-registered shareholders who have duly appointed themselves as proxyholders, and duly appointed third party-proxyholders accessing the Meeting will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. It is anticipated that Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual Shareholders meeting was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Date of Information

This Circular is dated April 29, 2021.

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Currency

All dollar amounts are expressed in Canadian dollars (“C$” or “$”), or United States dollars (“US$”), as indicated.

Share Capital

The board of directors of the Company (the “Board of Directors” or the “Board”) has fixed the close of business on Tuesday, April 27, 2021 as the record date, being the date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”).

The Company’s authorized capital consists of an unlimited number of Common Shares without par value. As of the Record Date, the Company had 119,863,960 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote.

Who Can Vote

A holder of record of one or more Common Shares on the Record Date who either attends the Meeting virtually or deposits a proxy in the manner and subject to the provisions described below will be entitled to vote or to have such Common Share or Common Shares voted at the Meeting except to the extent that:

(a)	the Shareholder has transferred the ownership of any such Common Shares after the Record Date; and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred Common Shares and makes a demand to Computershare

– 2021 INFORMATION CIRCULAR	2

no later than 10 days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

Each Common Share entitles the holder to one vote on the items to be voted on at the Meeting.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two Shareholders entitled to vote at the Meeting, whether appearing virtually or by proxy, who hold Common Shares carrying, in the aggregate, not less than five percent (5%) of the issued Common Shares entitled to vote at the Meeting. Except as otherwise stated in this Circular, a simple majority of the votes cast at the Meeting, whether virtually, by Proxy or otherwise, will constitute approval of any matter submitted.

A form of proxy (“Proxy”) or voting instruction form, will have been provided with the Notice Package (as defined below) in accordance with applicable laws.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company no person or company beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than as set forth below:

Name of Shareholder	Number of Common Shares	Percentage of Outstanding
	Owned(1)	Common Shares
Ganfeng Lithium Co., Ltd. (“Ganfeng”)(2)	15,000,000	12.5%

Notes:
(1)	These numbers are derived from the respective shareholders, or public filings made by these shareholders on the System for Electronic Disclosure by Insiders (SEDI).
(2)	Mr. Xiaoshen Wang, a director of LAC, is the Vice Chairman and Executive Vice President of Ganfeng.

Notice and Access

The Company will be availing itself of the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2020, together with the report of the auditors thereon, and related management discussion and analysis (the “Meeting Materials”) to Shareholders.

Notice-and-Access allows the Company to post electronic versions of the Meeting Materials on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”) and on the Company’s website, rather than mailing paper copies to Shareholders. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Note that Shareholders still have the right to request paper copies of the Meeting Materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use the procedure known as “stratification” in relation to the Notice-and-Access. Stratification occurs when the reporting issuer using Notice-and-Access provides a paper copy of the Meeting Materials to certain Shareholders with the Notice Package (as defined below). Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-844-221-7942 or emailing legal@lithiumamericas.com.

The Meeting Materials are available under the Company’s profile on SEDAR and on the Company’s

– 2021 INFORMATION CIRCULAR	3

website at www.lithiumamericas.com. As noted above, the Company will provide to any Shareholder, free of charge, a paper copy of the Meeting Materials upon request to the Company at 1-844-221-7942 or by email at ir@lithiumamericas.com up to one year from the date the Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should make such request to the Company by no later than May 20, 2021, in order to allow reasonable time to receive and review the Meeting Materials prior to the proxy deadline of 1:30 p.m. (Pacific time) on Tuesday, June 8, 2021. The Meeting Materials will be sent to Shareholders within three business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Circular will be sent to such Shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the “Notice Package”) under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company’s use of Notice-and-Access and how the proxy-related materials may be obtained, and (ii) a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Except as set out herein, and in the Company’s Annual Information Form, Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and that are available through SEDAR, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth in this Circular and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

Additional Information

Copies of the Company’s Annual Information Form, Annual Financial Statements and Management’s

– 2021 INFORMATION CIRCULAR	4

Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available through SEDAR. Information concerning the Company, including printed copies of the Company’s Annual Financial Statements, may be obtained by any Shareholder free of charge by contacting the Company at 778-656-5820. Financial information is provided in the Company’s Annual Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year.

VOTING INFORMATION

Solicitation of Proxies

Management’s solicitation of proxies will be conducted by mail and proxies may also be solicited personally or by telephone or any form of electronic communication by the employees, directors and/or officers of the Company, as applicable, at nominal cost.

The Company may also pay any reasonable costs incurred by persons who are the registered but not beneficial owners of the Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of the Notice Package to the beneficial owners of such Common Shares. The Company will provide, without cost to such persons, upon request to the Chief Financial Officer of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Registered Voting and Appointment of Proxyholders

A Registered shareholder is a Shareholder whose name appears on the share certificate (each, a “Registered Shareholder”).

The Notice Package includes a Proxy for use at the Meeting. If a Registered Shareholder cannot attend the meeting virtually, they may vote by proxy in one of the following ways:

(a)	by mailing the signed Proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	by hand delivering the signed Proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(c)	by transmitting the signed Proxy by facsimile to Computershare Investor Services Inc. to (416) 263-9524 or 1-866-249-7775;

(d)	by using the internet at www.investorvote.com using the 15-digit control number located at the bottom of your Proxy; or

(e)	by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-5884290 (outside North America).

Additionally, a Shareholder desiring to appoint some other person or company (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper Proxy, and registering the third party with Computershare at http://www.computershare.com/LithiumAmericas. A Registered Shareholder wishing to be

– 2021 INFORMATION CIRCULAR	5

represented by proxy at the Meeting, in all cases, must deposit the completed Proxy with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Dept. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. To be effective, a Proxy must be received not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy should be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. The persons named in the accompanying Proxy are directors and/or officers of the Company.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a username, which along with the password “lithium2021” (case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a username, you or your proxyholder will not be able to attend, participate or vote at the Meeting.

Registered Shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible Registered Shareholders may log in at https://web.lumiagm.com/211144112 click on “I have a Control Number”, enter the 15-digit control number found on the Proxy, and the password “lithium2021” (case sensitive), then click on the “Login” button. During the Meeting, Registered Shareholders must ensure that they are connected the internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is the Registered Shareholder’s responsibility to ensure internet connectivity. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, participants should ensure to use a network that is not restricted by the security setting of any organization or that has disabled any VPN settings. It is recommended to log in at least an hour before the start of the Meeting. Non-Registered Shareholders (as defined below) must follow the procedure outlined below to participate in the Meeting using the LUMI meeting platform. Non-Registered Shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest”.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “Non-Registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of the person (the “Non-Registered Shareholder”) but which are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice Package using Notice-and-Access to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as non-objecting beneficial owners

– 2021 INFORMATION CIRCULAR	6

(“NOBOs”). Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as objecting beneficial owners (“OBOs”).

Intermediaries are required to forward the Notice Packages to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Notice Packages to Non-Registered Shareholders. The Company does not intend to send copies of the Notice Packages directly to NOBOs and will instead rely on the Intermediaries to do so. The Company does intend to pay for Intermediaries to forward Notice Packages to OBOs.

Generally, Non-Registered Shareholders who have not waived the right to receive Notice Packages will have received as part of the Notice Packages a voting instruction form which must be completed, signed and delivered by the Non-Registered Shareholder in accordance with the directions on the voting instruction form. Voting instruction forms sent by Computershare permit the completion of the voting instruction form by telephone or through the Internet at www.investorvote.com.

The purpose of this procedure is to permit Non-Registered Shareholders to direct voting of the Common Shares that they beneficially own.

Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder must: (1) follow the instructions on the voting instruction form to indicate that they (or such other person) will virtually attend and vote at the Meeting, and (2) register their appointment at http://www.computershare.com/LithiumAmericas. If the Non-Registered Shareholder has completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact the Non-Registered Shareholder via email with their username which along, with the password “lithium2021” (case sensitive), will log them into the live webcast and vote at the Meeting using the LUMI meeting platform. Non-Registered Shareholders should carefully follow the instructions contained in the voting instruction form of their Intermediaries and their service companies and contact them directly with any questions regarding the voting of Common Shares owned by them.

The voting instructions must be received in sufficient time to allow for the voting instruction form to be forwarded by the intermediary to Computershare before 1:30 p.m. (Pacific Time) on June 8, 2021.

To attend and vote at the Meeting, U.S. Non-Registered Shareholders must first obtain a valid legal proxy from their intermediary and then register in advance to attend the Meeting. The U.S Non-Registered Shareholder must follow the instructions from their intermediary included with the Notice Package, or contact their intermediary to request a legal proxy form. After first obtaining a valid legal proxy from their intermediary, to then register to attend the Meeting, U.S. Non-Registered Shareholders must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than 1:30 p.m. (Pacific time) on June 8, 2021. U.S. Non-Registered Shareholders will receive a confirmation of registration by email after Computershare receives the registration materials. All U.S. Non-Registered Shareholders must also register their appointment at the following link: http://www.computershare.com/LithiumAmericas.

Additionally, the Company may utilize Broadridge’s QuickVoteTM service to assist Non-Registered Shareholders with voting their shares.

– 2021 INFORMATION CIRCULAR	7

Revocation of Registered Proxies

A Registered Shareholder who has given a Proxy may revoke it insofar as it has not been exercised. A Proxy may be revoked by instrument in writing executed by the Registered Shareholder, or by his or her attorney authorized in writing, or if the Registered Shareholder is a company, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing and deposited at the registered office of the Company at Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) preceding the time of the Meeting at which the Proxy is to be used, or, if adjourned, any reconvening thereof. A Proxy may also be revoked in any other manner permitted by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her Proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting. Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to change their vote and if necessary change their decision to attend and vote at the Meeting. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by a properly executed Proxy given in favour of the persons designated in the printed portion of the accompanying Proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the Proxy shall be voted accordingly. Except with respect to broker non-votes described below, where no choice is specified, the Proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, the Proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by Proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

Under NYSE (defined below) rules, brokers and other intermediaries holding shares in street name for their customers are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a

– 2021 INFORMATION CIRCULAR	8

larger proportion of votes cast for the election of directors. For purposes of the Company’s majority voting policy, a broker non-vote is not considered to be a vote withheld.

As of April 29, 2021, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 26,524,678 Common Shares, representing approximately 22.1% of the issued and outstanding Common Shares on an undiluted basis (including Common Shares held by Ganfeng and Geologic Resource Partners LLP). Mr. Ireland is the sole shareholder of Geologic Resource Partners LLC, which is the General Partner of Geologic Resource Partners LLP.

ITEMS OF BUSINESS

Presentation of Financial Statements

The audited consolidated financial statements as at and for the year ended December 31, 2020, as well as the audit report thereon, will be placed before the Shareholders at the Meeting.

Election of Directors

The Board presently consists of eight directors. The term of office of each of the present directors expires at the Meeting. Management of the Company proposes to nominate the persons listed below under the heading “Directors Disclosure” for election as directors of the Company. Each director elected will serve until the next annual general meeting of the Company or until his or her successor is duly elected or appointed. Please refer to the section “Directors Disclosure” for a further description of the nominees and of the Board of Directors generally.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR the nominees listed herein.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), were originally appointed as the auditors of the Company on August 18, 2015, have been re-appointed annually since then, and will be nominated at the Meeting for re-appointment as auditor of the Company with their remuneration to be fixed by the Board.

In the Company’s Annual Information Form for the year ended December 31, 2020, Lithium Americas included the following table setting forth fees billed to the Company and its subsidiaries by PwC for services rendered during the years ended December 31, 2020 and 2019:

For the years ended December 31
	2020	2019
	2020	2019
Audit fees(1)	C$239,795	C$217,000
Audit-related fees	C$81,000	-
Tax fees(2)	C$99,843	C$183,358
All other fees(3)	C$9,000	C$9,000
Total	C$429,638	C$409,358

Notes:
(1)	The aggregate audit fees billed by the Company’s auditor.

– 2021 INFORMATION CIRCULAR	9

(2)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(3)	All other fees represent fees for audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Management recommends a vote FOR the appointment of the Company’s auditors. In the absence of instructions to the contrary, the accompanying Proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Board to fix their remuneration.

The Audit and Risk Committee currently consists of Fabiana Chubbs (Chair), George Ireland and Yuan Gao. NI 52-110, provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit and Risk Committee are “independent” directors.

For more information about the Company’s Audit and Risk Committee, please see the section entitled “Audit and Risk Committee Information” in the Company’s Annual Information Form for the most recently completed financial year.

DIRECTORS DISCLOSURE Advance Notice for Nominations

The Articles of the Company include “Advance Notice Provisions”, which impose procedural requirements for the election of directors. The Advance Notice Provisions state that, in addition to those individuals proposed for election by the board, a registered or beneficial Shareholder can propose the nomination of additional individuals for election as directors if the requisite notice and information are provided and the nominee(s) sign applicable representation and agreement(s). In the case of this Meeting, a Shareholder would need to undertake the following in order to properly nominate one or more individuals for election as director at the Meeting:

(a)	provide to the Company on or before May 11, 2021:

	i.	a notice setting out, for each nominee,

		a.	the name, address and principal occupation;

		b.	the number of shares of the Company owned beneficially or of record or controlled;

	ii.	a statement regarding independence pursuant to NI 52-110;

(b)	any other information that would be required in a dissident proxy circular;

(c)	a notice setting out any information about the nominating Shareholder equivalent to that in a dissident proxy circular, including the number of shares controlled or owned beneficially or of record; and

(d)	deliver to the Company a representation and agreement in a form reasonably required by the Company for each nominee on or before the Meeting.

Majority Voting Policy

The Company has adopted a majority voting policy for non-contested meetings (the “Majority Voting Policy”). Pursuant to the Majority Voting Policy each nominee must stand for election individually, and directors are not entitled to be elected pursuant to a slate. The Majority Voting Policy specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of their

– 2021 INFORMATION CIRCULAR	10

election, the individual is deemed to have tendered their resignation from the Board, notwithstanding that the individual may have been technically elected to the Board under the BCBCA. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, within 90 days following the date of the election. A decision regarding such a process must be disclosed by press release.

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2020 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

– 2021 INFORMATION CIRCULAR	11

– 2021 INFORMATION CIRCULAR	12

– 2021 INFORMATION CIRCULAR	13

– 2021 INFORMATION CIRCULAR	14

– 2021 INFORMATION CIRCULAR	15

Notes:
The information as to principal occupation, business or employment and Common Shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Company and has been furnished by the nominee.
(1)	“Independent” refers to the standards of independence established under NI 58-101.
(2)	Number of meetings reflects those held after appointment/election of the relevant director, as applicable.
(3)	Mr. Ireland is the sole shareholder of Geologic Resource Partners LLC, which is the General Partner of Geologic Resource Partners LLP. Geologic Resource Partners LLC holds 6,403,861 Common Shares (approximately 5.34% of the Common Shares outstanding as of the Record Date).
(4)	This includes 82,145 Common Shares held by Mr. Kanellitsas’ spouse.
(5)	This includes 486,185 Common Shares held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.
(6)	Mr. Wang is an affiliate of Ganfeng, a shareholder of the Company holding approximately 12.5% of the Common Shares.
(7)	PSUs (defined below) vest in relation to the Company’s stock performance versus its peers. The numbers used above reflect the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, the minimum number is equal to zero Common Shares. See “Summary of the Plan” for more information on the vesting of the PSUs.

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)	while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director, or proposed director, of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, or proposed director, of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Compensation

Director Compensation Table

The following table describes all amounts of compensation provided to the directors of the Company, who are not also NEOs (defined below), for the year ended December 31, 2020.

– 2021 INFORMATION CIRCULAR	16

Director Name(1)	Fees Earned (US$)	Share- Based Awards (US$) (3)	Option- Based Awards (US$)	Non- Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	76,677	111,356	-	-	-	-	188,033
Franco Mignacco(4)	182,500	256,526	-	56,250	-	-	495,276
Gabriel Rubacha(4)	300,000	272,204	-	56,250	-	-	628,454
Chaiwat Kovavisarach(5)	17,769	22,154	-	-	-	-	39,923
Dr. Michael Fischer(2)	22,589	39,179	-	-	-	-	61,765
Xiaoshen Wang	48,242	67,863	-	-	-	-	116,105
Gary Cohn(5)	13,000	44,835	-	-	-	-	57,835
Fabiana Chubbs	58,945	71,918	-	-	-	-	130,863
Dr. Yuan Gao	55,835	68,753	-	-	-	-	124,588

Notes:
(1)	For Messrs. Evans and Kanellitsas refer to the Summary Compensation Table in this Circular, as outside of their employment compensation, such individuals were not otherwise compensated for their roles as directors of the Company.
(2)	Dr. Fischer was elected as a director at the Company’s annual meeting held on May 7, 2020 and his last day of directorship was on November 19, 2020.
(3)	The amount of share-based awards represents the fair value of DSUs awarded to the directors in leu of director fees. The amount is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date.
(4)	Messrs. Mignacco and Rubacha are compensated due to their management roles with the Company. Mr. Mignacco received a performance cash bonus of US$56,250 and share-based award of US$200,276 in PSUs and US$56,250 in RSUs during the year ended December 31, 2020. Mr. Rubacha received a performance cash bonus of US$56,250 and share-based award of US$215,954 in PSUs and US$56,250 in RSUs during the year ended December 31, 2020. They do not receive additional compensation for serving as directors and are not NEOs for the purpose of this Circular.
(5)	Messrs. Kovavisarach and Cohn served as directors until the annual meeting of shareholders held on May 7, 2020.

All directors are eligible for Options, which may be granted from time to time, for performing their duties as directors. No Options were granted to directors in 2019 and 2020.

Effective July 1, 2018, the Company revised the remuneration of its non-executive independent directors to a base annual fee of US$100,000 per year, of which a minimum of US$60,000 is payable in DSUs, and an additional US$17,500 per year to the Company’s Audit and Risk Committee (then known as the Audit Committee) Chair, US$12,500 to the Company’s other committee chairs and US$5,000 to committee members. The Board Chairman remuneration was set at US$150,000, of which a minimum of US$90,000 is payable in DSUs. In addition, the Company pays US$1,000 per meeting in cash for Board and committee meetings attended in excess of six meetings per year.

Compensation is paid for participation on special committees that are struck from time-to-time to consider various issues, at a level of remuneration established by the Board. In 2020, one special committee comprised of non-executive independent directors was established by the Board to evaluate the “2020 Cauchari Transaction” (as such term is defined in the Company’s Annual Information Form for the year ended December 31, 2020; see the Annual Information Form for further details of the transaction) (such special committee, the “2020 Special Committee”). Remuneration of US$1,000 per meeting was set for participation on the 2020 Special Committee.

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under the incentive plans of the Company at the end of the financial year ended December 31, 2020, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO.

– 2021 INFORMATION CIRCULAR	17

	Option-based Awards				Share-based Awards, DSUs and RSUs
							Market or
	Number of					Market or	payout value of
	securities	Options	Options	Value of	Number of	payout value of	share-based
Name(1)	underlying	exercise	expiration	unexercised in-	shares or units	share-based	awards not
	unexercised	price	date	the-money	of shares that	awards that	paid out or
	Options (#)	(C$)		Options (US$)(2)	have not	have not vested	distributed
					vested (#)	(US$)(3)	(US$)(3)
Fabiana Chubbs	-	-	-	-	24,571	308,366	-
Dr. Yuan Gao	-	-	-	-	16,096	202,005	-
George Ireland	120,000	2.35	Mar 30, 2021	2,438,856	112,520	1,412,126	-
	60,000	4.90	Apr 4, 2022
	100,000	8.05	Sep 14, 2022
Gabriel Rubacha	40,000	2.35	Mar 30, 2021	1,913,225	239,424(4)	3,004,771	4,169,449
	100,000	5.00	May 16, 2022
	100,000	8.05	Sep 14, 2022
Franco Mignacco	100,000	2.35	Mar 30, 2021	1,879,160	190,374(4)	2,389,193	2,208,235
	50,000	4.90	Apr 4, 2022
	60,000	8.05	Sep 14, 2022
Xiaoshen Wang	60,000	8.05	Sep 14, 2022	372,238	48,936	614,147	-

Notes:
(1)	For Messrs. Evans and Kanellitsas refer to the Summary Compensation Table in this Circular. Messrs. Cohn, Kovavisarach and Fischer (all of whom ceased to be directors during the 2020 calendar year) did not hold any awards as of December 31, 2020.
(2)	The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2020 at US$12.55 and the exercise price of the Options, which is denominated in C$, translated into US$ using December 31, 2020 Bank of Canada US$/CDN$ exchange rate of 0.7854.
(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2020 of US$12.55.
(4)	The numbers used above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the Plan” for more information on the vesting of the PSUs.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2020, for each director.

Name(1)	Option-based awards value	Share-based awards value	Non-equity incentive plan
	vested during the year	vested during the year	compensation value earned
	(US$)	(US$)	during the year (US$)
George Ireland	-	-	-
Gabriel Rubacha	-	470,470	56,250
Franco Mignacco(2)	-	264,434	56,250
Dr. Michael Fischer(3)	-	39,176	-
Chaiwat Kovavisarach(4)	-	160,611	-
Gary Cohn(4)	-	323,807	-
Xiaoshen Wang	-	-	-
Fabiana Chubbs	-	-	-
Dr. Yuan Gao	-	-	-

Notes:
(1)	For Messrs. Evans and Kanellitsas refer to the Summary Compensation Table in this Circular.
(2)	Mr. Mignacco is compensated due to his management role with the Company and does not receive additional compensation for serving as a director. He is not a NEO for the purpose of this Circular.

– 2021 INFORMATION CIRCULAR	18

(3)	Dr. Fischer served as a director of the Company from May 7, 2020 to November 19, 2020.
(4)	Messrs. Kovavisarach and Cohn served as directors until the annual meeting of shareholders held on May 7, 2020.

CORPORATE GOVERNANCE

Corporate Governance Overview

The Board believes that good corporate governance is important to LAC’s effective performance and plays a significant role in protecting Shareholders’ interests and maximizing Shareholder value. Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

  Corporate Governance Disclosure Rules;

  National Instrument 58-201 – Corporate Governance Guidelines;

  Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), as amended;

  The New York Stock Exchange (“NYSE”) corporate governance standards that apply to foreign private issuers registered with the Securities and Exchange Commission in the United States; and

  TSX corporate governance requirements.

LAC’s overall corporate governance practices, including certain policies and protocols related thereto, are outlined in Schedule “A” to this Circular, which addresses corporate governance disclosure requirements in accordance with NI 58-101.

Corporate Governance Developments

Over the last two years the Board has made it a priority to undertake a review of its practices, protocols and membership with a view to improving corporate governance. One of the catalysts for this review has been the advanced stage of development of its projects, the Cauchari-Olaroz project in Argentina, which is in the development construction stage, and Thacker Pass in the United States. With Cauchari-Olaroz expected to transition from development construction to production in mid-2022, and as the Company begins to recognize income from its co-ownership interest in Minera Exar (the owner of the project), the financial complexity of the Company’s operations is expected to increase. This in turn will increase demands on the Board to exercise oversight over financial reporting and increased disclosure by the Company. Additionally, demands on the Board’s time are also expected to increase as the Company expands its workforce in Vancouver, Canada and the United States to advance the development of its Thacker Pass project located in the State of Nevada. The scope of the Board’s oversight extends to, among other things, work related to completion of construction and commissioning of Cauchari-Olaroz in advance of production expected to begin by mid-2022, increased financial complexity in accounting for the Company’s co-ownership interest in Minera Exar, employment matters inherent in having a larger, long-term workforce in the United States and Canada, and disclosure considerations arising from these matters in its financial and continuous disclosure reporting. The Board is also focused on developing its oversight over internal controls and Sarbanes-Oxley Act audits, ESG (Environment, Social and Governance) strategy, policies and reporting, and health and safety related matters as project development and operations progress.

There have been several changes involving the board, its practices and protocols, over the last two years that the Board believes has resulted in a stronger, more rigorous corporate governance regime for the Company. This includes the additions to the Board of Mr. Evans in June 2017, who brought strong experience in the lithium and chemicals processing industries, and of Ms. Chubbs and Dr. Gao in 2019, both of whom are independent directors with lengthy backgrounds in areas relevant to the Company’s business; mining for Ms. Chubbs and lithium and chemical processing for Dr. Gao. This was followed in 2020 by a restructuring by the Board of its committees to establish expanded

– 2021 INFORMATION CIRCULAR	19

mandates, reconstituted structures and membership intended to simplify the committee organization and be responsive to improved corporate governance practices.

As a result of the restructuring, since May 2020 there are three standing committees of the Board, each consisting entirely of independent Board members and each chaired by a different independent director, as follows:

  Audit and Risk Committee (formerly the Audit Committee with a mandate expanded to include risk oversight and review)

  Nominating, Governance, Compensation and Leadership Development Committee (formed by combining the mandates of the Nominating and Corporate Governance Committee and the Compensation Committee, and expanding the mandate to include leadership development)

  Health, Safety, Environment and Sustainability Committee (formerly the HSEC Committee with a mandate expanded to reflect an increased focus on the environment and sustainability, including ESG reporting)

In May 2020, the Nominating, Governance, Compensation and Leadership Development Committee retained an independent consultant to conduct a review of the Board’s governance practices. The objective was to review the current status and then recommend best practices for enhancing governance, Board dynamics and culture, along with the effectiveness of the processes and practices of the Board and its committees based on the Company’s current stage of development and growth –and as it continues its transition from development to production and supply. The review was conducted through a series of surveys and interviews by the consultants with Directors and members of management, and meetings with the Board and the Nominating, Governance, Compensation and Leadership Development Committee. Upon completion of the review, the consultants provided a comprehensive report to the Board and held a debrief session to discuss recommendations. Many of the recommendations were implemented in 2020, and further enhancements are expected to be made in 2021. The main emphasis is on increasing the number of independent directors to increase the Board’s independent oversight of management and overall effectiveness , and to share the workload of the committees among a larger number of independent directors.

Ethical Business Conduct

LAC has adopted a Code of Business Conduct and Ethics (the “Code”). The Code is designed to:

  deter wrong-doing;

  promote honest and ethical conduct; and

  require full, accurate and timely disclosure.

The Code is subject to review from time to time by the Nominating, Governance, Compensation and Leadership Development Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices. The Code applies to all our directors, officers, employees and consultants. In addition to the Code, LAC has adopted a Whistleblower Policy. The Code and the Whistleblower Policy together provide a framework for ethical business practices and the ethical conduct of directors, officers and employees. They promote integrity, accountability and transparency throughout the Company, and also help ensure that LAC is compliant with legal and regulatory requirements and industry best practices. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.lithiumamericas.com.

LAC now has multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Whistleblower Policy, or other policies of the Company. These

– 2021 INFORMATION CIRCULAR	20

include reporting through management, reporting by mail or email to the Audit and Risk Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.

The Nominating, Governance, Compensation and Leadership Development Committee and the Audit and Risk Committee monitor compliance with the Code, and the Board is responsible for granting any waivers from the Code. LAC will disclose any waivers from the requirements of the Code granted to directors or executive officers. There were no waivers of the Code during 2020.

About the Current Board

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;

  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

  overseeing material risks of the Company and its business; and

  evaluating the Company’s performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of the Company. The Board has established three committees that each play a role in our business:

  Audit and Risk Committee

  Nominating, Governance, Compensation and Leadership Development Committee

  Health, Safety, Environment and Sustainability Committee

Each committee acts on issues that fall within its purview and on matters that overlap between committees. The Board has developed charters for each of its committees, which establish their specific roles and responsibilities. Committee members are appointed annually following LAC’s annual general meeting of Shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the Nominating, Governance, Compensation and Leadership Development Committee. This committee is responsible for developing and implementing governance best practices, and is tasked with reporting, advising and making recommendations on governance related matters to the Board. See below for a more detailed description of this committee’s composition, function and responsibilities.

In addition, the Board relies on management to ensure it is conducting everyday business to the appropriate standards and also to provide regular, complete reports to the Board and its committees. The Company is not indebted to any of its directors.

The Board works with management to develop strategic direction, including matters relating to the Company’s long-range strategic opportunities and risks. The Board and management regularly discuss strategic issues at Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of eight directors (with one of the nine board seats currently vacant), four

– 2021 INFORMATION CIRCULAR	21

of whom qualify as independent directors under the Corporate Governance Disclosure Rules. At the Meeting, two additional nominees who are independent are proposed for appointment, resulting in six directors who qualify as independent directors under the Corporate Governance Disclosure Rules. Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively in an unfettered manner, free from material relationships with the Company or its management. For further information see the NI 58-101 disclosure set forth in Schedule “A” to this Circular.

In addition to the TSX listing, the Company’s common shares are also listed on the NYSE, which applies different requirements in respect of director independence. However, as a foreign private issuer, LAC is permitted to follow home country practice in lieu of the certain NYSE corporate governance standards, including director independence. However, the Company is required to have an audit committee that satisfies the independence requirements of Rule 10A-3 under the U.S. Exchange Act. Pursuant to such requirement, the Audit and Risk Committee is comprised of three independent directors.

Diversity

The Company has significant assets and operations in North America, and through its co-ownership arrangement in Minera Exar, holds an interest in the Cauchari-Olaroz project in South America. This geographic breadth is further complemented by regional and local diversity. As such, LAC enjoys a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, expertise, viewpoints and opinions. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist LAC in integrating international business standards and practices into all our operations, while being mindful of regional and local norms. The Company believes that diversity and inclusion are complementary to LAC’s long-term success.

While gender is only one aspect of diversity, it is an emerging area of focus for the Company. Mining has historically been considered a male-dominated industry.. Consequently, there has been traditionally low representation of female employees and leaders. Although we have a high level of female employees at the corporate level, we seek to increase the number of women holding senior leadership roles through to the Board level.

The Company will consider the principle of diversity when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment will primarily be merit-based, in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run the Company’s business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on LAC’s business.

The Nominating, Governance, Compensation and Leadership Development Committee will have the most direct impact on developing diversity among Board members, as a result of its responsibilities

– 2021 INFORMATION CIRCULAR	22

for overseeing Board composition and function, and with regard to the nomination of candidates to fill Board vacancies. Similarly, the CEO, together with the Nominating, Governance, Compensation and Leadership Development Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the committee and the CEO are in unique positions to directly affect the Company’s diversity when nominating, recruiting, hiring and promoting persons for the Board and senior management.

While the Company has not set formal targets for gender diversity on the Board or in senior management, as of the date of this Circular, LAC has one female Board member and one female executive officer. One additional female nominee has been recruited by the Board to stand for election at the Meeting. In addition to this, the Board has five directors from ethnically diverse backgrounds. The Company intends to continue to actively pursue diversity, including diversity of gender and ethnicity, in future nominations.

In-Camera Meetings

Independent members of the Board regularly meet without the non-independent directors and management at Board meetings. At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session with the CEO, followed by a session among independent directors only. At these in-camera sessions, all independent directors in attendance are encouraged to raise any concerns or issues that they may have. There is no fixed duration for these sessions. These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance. In addition, the Audit and Risk Committee holds in-camera sessions with the auditors or amongst themselves at each meeting. During the 2020 Special Committee meetings, when convened, in-camera sessions were held with external and independent advisors.

Board Skills Matrix

As part of LAC’s ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Nominating, Governance, Compensation and Leadership Development Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		General	Experienced	Core
		Competencies	Competencies	Competencies
Industry	Exploration	3	4	-
	Mine Development/Operations	3	5	1
	Lithium Industry	2	1	5
	Health, Safety, Environment	3	4	1
Operational	Human Resources	1	6	1
	Business Development	-	7	2
	Executive Compensation	-	7	1
Financial	Financial Literacy	1	3	5

– 2021 INFORMATION CIRCULAR	23

Areas of Expertise		General	Experienced	Core
		Competencies	Competencies	Competencies
	Capital Markets	-	3	5
	Banking/Project Finance	1	3	4
Legal/Regulatory	Securities/Corporate Law	1	6	-
	Government Policy / Relations	2	4	2
	Corporate Governance	-	7	1
Leadership	Public Company Executive	2	-	7
	Board Experience	-	4	4
	Strategic Leadership	-	2	7

Board Education

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. In some cases, external consultants are invited to address the Board. Board members are also encouraged to attend seminars, conferences and professional development events that further their knowledge about matters relevant to the Board or committee they are members of, or their knowledge of the Company’s business. Members of the Audit and Risk Committee in particular are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard.

Visits to LAC’s projects are also important educational opportunities. Pre-pandemic, directors have been, and once travel restrictions are lifted, will continue to be given tours of the properties to give the directors additional insight into the business and to encourage interaction with local management and personnel. In addition, all Board members are provided with detailed monthly management reports regarding the business and operations.

The following table lists the educational activities, excluding conferences and seminars of a general nature, offered by the Company to incumbent Board nominees from the beginning of the last financial year to the date of this Circular:

Topic	Presented / Hosted By	Attended By
Various information sessions and briefings with respect to corporate governance	A series of internal training sessions held in 2020 and early 2021	All directors invited to attend
Various information sessions and briefings with respect to corporate governance	A series of internal sessions held in 2020	All directors invited to attend
Visit to Cauchari-Olaroz project	LAC and LNC	None in 2020 due to ongoing international travel restrictions

– 2021 INFORMATION CIRCULAR	24

Visit to Thacker Pass and Reno lab	LAC and LNC	None in 2020 due to ongoing international travel restrictions

Board Committees

The Board reconstituted its standing committees as of May 7, 2020, establishing three standing committees. Each standing committee has adopted a written charter setting out the duties and responsibilities for members of the committee, areas of oversight of the committee, and process for reporting to the Board. The current members of each committee and their independence status are as follows:

Committee	Members	Independence
Audit and Risk Committee	Fabiana Chubbs (chair)	Independent
	George Ireland	Independent
	Yuan Gao	Independent
Nominating, Governance, Compensation and Leadership Development Committee	Yuan Gao (chair)	Independent
	Fabiana Chubbs (vice chair)	Independent
	Xiaoshen Wang	Independent
Health, Safety, Environment and Sustainability Committee	Xiaoshen Wang (chair)	Independent
	George Ireland	Independent
	Yuan Gao	Independent

Audit and Risk Committee

The Audit and Risk Committee assists the Board in its oversight functions as they relate to the integrity of the financial statements and accounting processes, and to the assessment of the independent external auditor’s qualifications and independence. In this regard, the Audit and Risk Committee has primary responsibility for the oversight of the Company’s financial reporting, accounting systems and internal controls. The Audit and Risk Committee regularly holds in-camera sessions without management present.

The Audit and Risk Committee’s primary areas of responsibility include:

  Public filings, policies and procedures in respect of financial information;

  External auditors;

  Internal controls and financial reporting;

  Internal audit;

  Financial compliance and risk management; and

  Risk oversight.

All members of the Audit and Risk Committee are financially literate. They have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement.

Based on their business and educational experiences, each Audit and Risk Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals

– 2021 INFORMATION CIRCULAR	25

and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. A majority of the members of the Audit and Risk Committee have had several years of experience in senior executive roles and as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

The Audit and Risk Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties. LAC will pay the costs of such advisors. The Audit and Risk Committee also has oversight responsibility for internal audit group and function, and reviews and assesses internal audit findings.

Additional information relating to the Audit and Risk Committee is contained in our Annual Information Form for the year ended December 31, 2020, under the heading “Audit and Risk Committee Information” and in Schedule “B” thereto.

Health, Safety, Environment and Sustainability Committee

The main purpose of the Health, Safety, Environment and Sustainability Committee is to ensure that:

  The health and safety of employees and contractors at LAC’s project sites is protected;

  Employees are adequately trained to practice safe mining techniques and to avoid environmental hazards while performing their employment activities;

  The operation of all mines and the development of new projects is conducted in an environmentally and socially responsible manner by applying prudent design and operating practices and by educating and training the employees and contractors who work for us; and

  To oversee climate change and sustainability and social risks facing LAC, and ensure the Company reports on such risks in its sustainability reporting.

The proper care of the environment and the health and safety of employees is integral to the business, employees and the communities in which we operate. Accordingly, we have directed our subsidiaries to conduct operations in an environmentally ethical manner having regard to local laws, requirements and policies. This includes a commitment to, among other things:

  Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by the Company;

  Exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

  Educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and behaving in a manner which recognizes the Company’s social responsibility;

  Conducting regular reviews and reporting findings to management and the Board in respect of health, safety, environmental and community issues; and

  The continual improvement of environmental performance, the prevention of pollution and the mitigation of environmental impacts to the extent possible, through the design and implementation of sound environmental management systems.

Nominating, Governance, Compensation and Leadership Development Committee

The Nominating, Governance, Compensation and Leadership Development Committee has, among other things, the following duties and responsibilities:

  Assisting the Board in providing efficient and effective corporate governance for the benefit of

– 2021 INFORMATION CIRCULAR	26

  Shareholders;

  Overseeing corporate governance practices and making recommendations for improvement to the Board;

  Identifying and evaluating possible nominees for the Board;

  Director education;

  Evaluating the performance of each individual director;

  Overseeing management and Board compensation matters;

  Overseeing the Company’s annual performance evaluation system; and

  Reviewing our Code.

The Nominating, Governance, Compensation and Leadership Development Committee reviews and makes recommendations to the Board with respect to:

  the composition of the Board and its committees, and reviews the skills and independence of all nominees;

  recommending our corporate governance disclosure to the Board;

  the overall compensation strategy, salary and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and incentive programs.

The Nominating, Governance, Compensation and Leadership Development Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation of the CEO and other senior management members, and annually reviews the performance of the CEO relative to the goals and objectives established.

For the 2021 calendar year, the Nominating, Governance, Compensation and Leadership Development Committee is in the process of overseeing the implementation of a formalized goal setting process for the Company and regularly holds in-camera sessions without management present. More details about this committee and its work can be found in the Executive Compensation section of this Circular.

Director Attendance

Attendance records of directors at Board meetings and at meetings of the committees of the Board, of which they were members for the year ended December 31, 2020, are set forth above under the heading “Nominees”, other than Dr. Michael Fischer and Messrs. Kovavisarach and Cohn (who ceased to be directors during the 2020 calendar year). As a result of pandemic-related international travel restrictions, virtual board meetings were held in 2020. During their respective tenures as directors:

  from May 7, 2020 to November 19, 2020, Dr. Michael Fischer attended six of six (100%) Board meetings, six of six (100%) meetings of the Nominating, Governance, Compensation and Leadership Development Committee, and one of one (100%) meeting of the Health, Safety, Environment and Sustainability Committee. He also regularly attended Audit and Risk Committee meetings as a non-Committee-member observer.

  from January 1, 2020 to May 7, 2020, Mr. Cohn attended four of four (100%) Board meetings, two of two (100%) meetings of the former Nominating and Corporate Governance Committee, two of two (100%) meetings of the former Audit Committee, two of two (100%) meetings of the former Compensation and Benefits Committee, and one of one (100%) meeting of the former Health, Safety and Environment Committee.

  from January 1, 2020 to May 7, 2020, Mr. Kovavisarach attended two of four (50%) Board

– 2021 INFORMATION CIRCULAR	27

meetings, and two of two (100%) meetings of the former Nominating and Corporate Governance Committee.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

Named Executive Officers

The Named Executive Officers (“NEO”) for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations are as follows:

  Jonathan Evans, President and CEO;

  John Kanellitsas, Executive Vice-Chairman;

  Eduard Epshtein, CFO;

  Rene LeBlanc, CTO;

  Alec Meikle, VP, Corporate Development.

Compensation Discussion and Analysis

The Nominating, Governance, Compensation and Leadership Development Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board, and to ensure that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. See above and Schedule “A” “Corporate Governance Practices – Compensation” for additional details on the responsibilities, powers and operations of this committee.

As of the date of this Circular, the Nominating, Governance, Compensation and Leadership Development Committee is comprised of Yuan Gao (Chair), Fabiana Chubbs (Vice Chair) and Xiaoshen Wang, all of whom are independent directors of the Company and have the skills and experience necessary to enable them to deal with compensation matters.

See further information regarding the skills and experience of each Nominating, Governance, Compensation and Leadership Development Committee member under “Election of Directors”.

The compensation discussion and analysis that follows outlines the Company’s executive compensation components and philosophies.

Executive Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its Shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1)	Compensation must align with the interests of the Company’s Shareholders – the goal of the executive officers should be to maximize long-term Shareholder value;

2)	Compensation must be performance sensitive – compensation for executive officers should be linked to the Company’s operating and market performance; and

3)	Compensation should be competitive to attract and retain talent – the compensation provided to the Company’s executive officers should be competitive with the market in order to retain

– 2021 INFORMATION CIRCULAR	28

existing members of the management team who are performing according to their objectives and to attract new individuals of the highest caliber.

The Company designed its long-term incentive executive compensation program for executives to encourage, compensate and reward employees on the basis of individual and corporate performance, and to align the interests of executive officers with the interest of Shareholders.

This alignment of interests is achieved by making long-term equity-based incentives a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long-term is an important indicator of long-term performance). As part of the adoption of a formal compensation program, in 2016 the Company adopted a new equity incentive plan, which was amended in 2020. See “Securities Authorized for Issuance Under Equity Compensation Plans”.

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral projects, chemical processing for the planned production of high purity lithium products, corporate finance, management and other areas of expertise. The mineral exploration and development industry is competitive and active for executive officers and other employees. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive compensation.

The Company’s current compensation arrangements for the Board and long-term compensation arrangements for executives are based on a compensation review conducted in 2018 by Willis Towers Watson (“WTW”), a major international adviser on executive and director compensation matters. WTW has been engaged by the Company to conduct a new compensation review in 2021, the results of which are expected to be reflected in the 2021 compensation arrangements for the Board and executives.

Executive Compensation-Related Fees

No fees were paid to any consultant or advisor in 2019 or 2020 for services related to determining compensation for any of the Company’s directors or executive officers.

All Other Fees

No third party was engaged to provide any other compensation-related services to the Company during the two most recently completed financial years.

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. It is comprised of three elements:

1.	A base salary paid to executive officers representing the portion of executive compensation that is fixed;

2.	Long-term incentives in the form of equity-based compensation representing compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer has met or exceeded their applicable performance expectations; (ii) market performance of the Common Shares; and (iii) the Company’s liquidity and ability to raise further capital in the prevailing economic environment; and

– 2021 INFORMATION CIRCULAR	29

3.	cash and/or share bonus awards for performance that results in a significant increase in Shareholder value, which are subject to the same “at risk” element as long-term incentives described immediately above.

The Nominating, Governance, Compensation and Leadership Development Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective NEOs role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

During the year ended December 31, 2020, the bonus awards to the CEO and President, Executive Vice-Chairman, CFO, CTO, and VP, Corporate Development were determined with reference to a set of key performance indicators adopted by the Nominating, Governance, Compensation and Leadership Development Committee that reflect an emphasis on health and safety, project advancement, capital discipline and budgeting, environmental and sustainability, and overall corporate performance as reflected in the market performance of the Common Shares.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company’s financial resources and prospects.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. The Nominating, Governance, Compensation and Leadership Development Committee and the Board approve the salary ranges for the NEOs, and place equal weight on the following criteria when determining the base salary of an executive officer:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance or expected performance (in the case of a newly hired executive officer).

The Nominating, Governance, Compensation and Leadership Development Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officer and employee compensation levels.

Equity Incentive Based Awards (Long-Term Compensation)

The Company’s current equity incentive plan (the “Plan”), initially implemented in December 2015 and thereafter amended from time to time, permits the Company to award Options to its executives and directors, restricted share rights that convert automatically into Common Shares (“RSUs”), and restricted share rights with performance vesting conditions (“PSUs”) to its executives and directors and deferred share units (“DSUs”) to its independent directors. The Plan was amended on April 5, 2020, as approved by the Board on the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee (then known as the Compensation and Benefits Committee), to allow the Company to issue equity incentives up to a fixed number of Common Shares not to exceed 14,400,737, being 16% of the Company’s issued and outstanding Common

– 2021 INFORMATION CIRCULAR	30

Shares as of April 1, 2020. The amendments to the Plan were subsequently approved by Shareholders of the Company at the annual meeting held on May 7, 2020.

The Nominating, Governance, Compensation and Leadership Development Committee and the Board from time to time determines the RSU, PSU, DSU and Option grants to be made pursuant to the Plan. Previous grants of RSUs, PSUs, DSUs and Options are taken into account when considering new grants. For details on the Awards (defined below) granted to the Company’s NEOs and directors during the financial year ended December 31, 2020 see “Incentive Plan Awards – Outstanding Share Based Awards and Option Based Awards” and “Director Compensation – Outstanding Share Based Awards and Option Based Awards”.

Encouraging its executive officers and employees to become Shareholders is, in the Nominating, Governance, Compensation and Leadership Development Committee’s view, an efficient way to align their interests with those of Shareholders. Historically, the Nominating, Governance, Compensation and Leadership Development Committee maintained the belief that it was important to award Options as part of an overall compensation package. However, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. For additional information see “Summary of the Plan”.

Bonus Awards (Short-Term Incentive Compensation)

Bonus awards are set with the goal of retaining executive officers critical to the Company’s long-term success. The Nominating, Governance, Compensation and Leadership Development Committee approves the bonus awards for each of the NEOs, and considers the following in determining bonus awards:

(a)	the particular responsibilities related to the NEO’s position;

(b)	his or her overall performance during the fiscal year; and

(c)	the Company’s overall performance during the fiscal year.

Bonus awards are discretionary and may or may not be granted depending on relevant prevailing factors in any given year. In particular, the Nominating, Governance, Compensation and Leadership Development Committee makes an assessment of the above-noted criteria on an annual basis, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, determines the appropriate bonus award for each NEO. Such bonus awards may be paid in cash, RSUs or a combination of both.

Other Compensation Objectives

While it has not been a formal requirement of the Company, NEOs are encouraged to hold a share ownership position in the Company. The Company does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company, at this stage, does not base incentive plan compensation on the achievement of objective metrics. The Company has a Corporate Disclosure, Confidentiality and Securities Trading Policy in place that prohibits NEOs and directors from engaging in short-term or speculative transactions involving the Company’s securities that are designed to hedge or offset a decrease in the market value of the Company’s securities granted as compensation or held, directly or indirectly, by a NEO or director.

Management of Risks

– 2021 INFORMATION CIRCULAR	31

The Nominating, Governance, Compensation and Leadership Development Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices. The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the committee’s Charter, the Nominating, Governance, Compensation and Leadership Development Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage NEOs to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from September 30, 2015 to December 31, 2020:

Note: The Company changed its fiscal year end from September 30 to December 31, effective in 2016.

As shown in the foregoing graph, during the fiscal year ended December 31, 2020, the Company’s Common Share price significantly outperformed the S&P/TSX Composite Index for the 2020 calendar year. The Company believes that this performance was largely due to the advancements of construction of the Cauchari-Olaroz project, permitting progress for Thacker Pass project and improved long-term outlook for lithium demand from battery manufacturers and the electric vehicle industry. The Company’s share performance over the last five years was mainly influenced by the state of lithium markets and prices and advancement of the Company’s lithium projects.

The trend in overall compensation paid to the Company’s executive officers over the past three years

– 2021 INFORMATION CIRCULAR	32

has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Company’s stage of development, the Company’s Common Share price is very volatile and is currently not a significant factor in cash compensation consideration. The value of long-term incentive compensation in the form of Options, PSUs and RSUs is influenced by the Company’s Common Share price performance.

Equity Incentive Awards

The Plan provides for the grant of Options, DSUs, PSUs and RSUs to directors, executive officers and key employees and consultants of the Company and its subsidiaries. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company.

The maximum number of DSUs, PSUs, RSUs and Options which may be granted under the Plan is 14,400,737, being 16% of the Company’s issued and outstanding Common Shares as of April 1, 2020. The Company cannot increase such number without shareholder approval.

Summary Compensation Table

The following table sets forth all direct and indirect compensation to NEOs for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended December 31, 2020, December 31, 2019 and December 31, 2018 in respect of each NEO.

Name and Principal position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation(8) (US$)	Total Compensation (US$)
			Awards (US$)(6)(7)	Based Awards (US$)(3)	Incentive Plans(7)
Jonathan Evans(3)(4)(5) President and CEO	2020	375,000	818,881	-	356,250	-	28,652	1,578,783
	2019	361,875	565,880	-	28,333	-	-	956,088
	2018	113,333	-	138,289	-	-	-	251,622
Eduard Epshtein CFO	2020	243,391	341,613	-	81,250	-	19,130	685,384
	2019	220,000	253,342	-	70,000	-	-	543,342
	2018	220,000	62,500	138,890	62,500	-	-	423,890
John Kanellitsas(2)(3) Executive Vice-Chairman	2020	350,000	598,039	-	166,250	-	48,390	1,162,679
	2019	350,000	623,735	-	175,000	-	-	1,148,735
	2018	350,000	175,000	339,528	175,000	-	-	1,039,528
Rene LeBlanc CTO	2020	250,000	525,553	-	125,000	-	20,934	921,487
	2019	250,000	367,314	-	48,750	-	-	666,064
	2018	218,748	270,169	-	62,500	-	-	551,417
Alec Meikle(4) VP Corporate Development	2020	250,000	525,553	-	150,000	-	31,902	957,455
	2019	228,649	354,917	-	51,750	-	-	635,316
	2018	200,000	139,805	-	35,000	-	-	374,805

Notes:
(1)	Financial years ended December 31, 2020, December 31, 2019 and December 31, 2018.

– 2021 INFORMATION CIRCULAR	33

(2)	During the year ended December 31, 2020 and 2019, Messrs. Kanellitsas and Evans were also directors of the Company, and received $Nil fees in connection therewith.
(3)	During the year ended December 31, 2018, Messrs. Evans and Kanellitsas were also directors of the Company. Mr. Kanellitsas received $Nil fees in connection therewith. Mr. Evans was appointed as director on June 7, 2017 and received $30,050 in cash and $33,512 in DSUs in directors’ fees until his appointment as President and COO on Aug. 21, 2018.
(3)	This column includes the grant date fair value of all Options granted and vested during the year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2, Share-based Payment. The fair values were estimated using the Black-Scholes valuation model as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018. The grant date fair value is not necessarily the value of the Option to the individual over time, or the value that might ultimately be derived from the exercise of such Options. The Black-Scholes option pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an options valuation model, and because it is the same model the Company uses to value Options for financial reporting purposes.
(4)	Mr. Evans was appointed as President and COO in September 2018, and appointed as CEO, President and a director in May 2019 following Mr. Hodgson’s concurrent retirement. Mr. Meikle was appointed as VP, Corporate Development in August 2018.
(5)	Mr. Evans continues to hold 9,744 DSUs earned while he was an independent director of the Company.
(6)	The Company implemented an equity incentive plan in 2016 that allows the grant of RSUs, PSUs and DSUs. A revised equity incentive plan, being the Plan, which introduced a fixed cap on the equity incentives that may be issued, was approved and adopted at the annual general meeting of shareholders on May 7, 2020. The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.
(7)	Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded during the years.
(8)	Other compensation includes extended health benefits plan and RRSP/Simple IRA account contributions made by the Company.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

The Company grants Options, DSUs, PSUs and RSUs to directors, officers, employees and service providers, however, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment.

Each tranche of an award is considered a separate award, with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

In March 2016 the Company implemented the Plan that allows the grant of RSUs, PSUs, DSUs and stock options. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Employment Agreements

The Company has entered into employment agreements with each of its NEOs. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment.

Set forth below is a summary of the significant terms of the employment agreement or arrangement of each of the Company’s NEOs.

Employment Agreement – President and CEO

Pursuant to an executive employment agreement between the Company and Mr. Evans dated September 1, 2018 and amended on May 15, 2019 (the “Evans Agreement”), Mr. Evans is employed as President and CEO of the Company with an annual salary of US$375,000. Until May 15, 2019, Mr.

– 2021 INFORMATION CIRCULAR	34

Evans was employed as President and COO of the Company with an annual salary of US$340,000, which was increased to US$350,000 effective March 27, 2019. The Company reimbursed and continues to reimburse Mr. Evans for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties.

For information regarding the termination provisions of the Evans Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – Executive Vice-Chairman

Pursuant to an executive employment agreement between the Company and Mr. Kanellitsas dated effective May 1, 2016 (the “Kanellitsas Agreement”), Mr. Kanellitsas is employed as Executive Vice-Chairman of the Company with an annual salary of US$350,000. The Company reimburses Mr. Kanellitsas for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties.

For information regarding the termination provisions of the Kanellitsas Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – CFO

Pursuant to an executive employment agreement between the Company and Mr. Epshtein dated effective December 1, 2010, as amended by a letter agreement between the Company and Mr. Epshtein dated October 15, 2012 and by an amendment agreement dated effective March 10, 2014 (collectively the “Epshtein Agreement”), Mr. Epshtein is employed as the CFO of the Company. Effective March 11, 2020, his annual salary was increased to US$250,000. The Company also reimburses Mr. Epshtein for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties.

For information regarding the termination provisions of the Epshtein Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – CTO

Pursuant to an executive employment agreement between the Company and Mr. LeBlanc dated June 12, 2017 as amended March 11, 2020 (collectively, the “LeBlanc Agreement”), Mr. LeBlanc is employed as CTO of the Company with the base annual salary of US$250,000. The Company reimburses Mr. LeBlanc for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties.

For information regarding the termination provisions of the LeBlanc Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

Employment Agreement – VP, Corporate Development

Pursuant to an executive employment agreement between the Company and Mr. Meikle dated effective October 31, 2016 as amended March 11, 2020 (collectively, the “Meikle Agreement”), Mr. Meikle is employed as VP, Corporate Development with the base annual salary of US$250,000. The Company reimburses Mr. Meikle for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his duties.

For information regarding the termination provisions of the Meikle Agreement, please refer to the disclosure under the heading “Termination and Change of Control Benefits”.

– 2021 INFORMATION CIRCULAR	35

Incentive Plan Awards

Outstanding Share Based Awards and Option Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company as of December 31, 2020, including awards granted before the most recently completed financial year, to each of the NEOs.

	Option-based Awards(2)(4)				Share-based Awards(4)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)(4)	Option expiration date	Value of unexercised in-the-money Options (US$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)(3)	Market or payout value of share-based awards not paid out or distributed (US$)(3)
Jonathan Evans President and CEO, former COO(5)	60,000	8.05	Sep 14, 2022	373,652	720,127	9,037,594	-
Eduard Epshtein CFO	50,000	2.35	Mar 30, 2021	1,294,463	161,664	2,028,883	1,027,970
	30,000	4.90	Apr 4, 2022
	80,000	8.05	Sep 14, 2022
John Kanellitsas Executive Vice-Chairman	100,000	2.35	Mar 30, 2021	3,459,082	1,158,183	14,535,197	-
	160,000	4.90	Apr 4, 2022
	160,000	8.05	Sep 14, 2022
Rene LeBlanc CTO	100,000	8.05	Sep 14, 2022	622,753	257,022	3,225,626	-
Alec Meikle VP Corporate Development	-	-	-	-	156,805	1,967,899	255,259

Notes:
(1)	The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2020 of US$12.55 and the exercise price of the Options, translated into US$ using December 31, 2020 Bank of Canada US$/CDN$ exchange rate of 0.7854.
(2)	Pursuant to the terms of the Arrangement Agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, the options to purchase common shares in former Lithium Americas Corp. held by Mr. Kanellitsas were exchanged for Options to purchase common shares in the Company. All other terms and conditions of these Options including the term to expiry, vesting and conditions to and manner of exercising remained the same as was set out in the original option to purchase common shares in former Lithium Americas Corp.
(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2020 of US$12.55.
(4)	The Company’s audited consolidated financial statements for the year ended December 31, 2020 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 9 thereto. The numbers used above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Summary of the Plan” for more information on the vesting of the PSUs.
(5)	In May 2019, Mr. Hodgson retired from his role as CEO and a director, and Mr. Evans was appointed as CEO, President and a director. Previously, Mr. Evans was appointed as President and COO in September 2018. The above table reflects compensation paid during the year ended December 31, 2020, and consequently, Mr. Evans’ titles during the relevant periods are presented.

Incentive Plan Awards Value Vested or Earned During the Year

Other than the issuance of PSUs described herein, the Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

– 2021 INFORMATION CIRCULAR	36

The following table sets forth details of the value of all awards that vested during the financial year ended December 31, 2020, for each of the NEOs.

	Option-based awards value	Share-based awards value	Non-equity incentive plan
Name	vested during the year(1)	vested during the year(2)	compensation value earned
	(US$)	(US$)	during the year (US$)
Jonathan Evans President and CEO	-	-	112,500
Eduard Epshtein CFO	-	123,852	42,900
John Kanellitsas Executive Vice-Chairman	-	-	105,000
Rene LeBlanc CTO	-	-	48,750
Alec Meikle VP Corporate Development	-	145,565	51,750

Notes:
(1)	The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes in accordance with IFRS 2.
(2)	The amount of equity-settled payment arrangements is recorded in accordance with IFRS 2 and is based on the estimated fair value at the grant date and charged to earning over the vesting period.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Termination and Change of Control Benefits

The following is a summary of the termination and Change of Control (defined below) benefits contained in each of the Evans Agreement, the Kanellitsas Agreement, the Epshtein Agreement, the LeBlanc Agreement and the Meikle Agreement (collectively, the “Employment Agreements”).

The Employment Agreements provide that: (i) the NEO may terminate his employment upon sixty (60) days’ notice or upon providing written notice of termination for good reason (which includes, without limitation, failure of the Company to pay any amount due to the NEO within fifteen (15) days of notice to the Company of such failure to pay, reduction in the NEOs title or duties or responsibilities, material adverse change in salary or benefits, or material breach by the Company of the respective Employment Agreement); (ii) the Company may terminate the NEOs employment for just cause; and (iii) the Company may terminate the NEOs employment without cause upon the payment to the NEO of twelve (12) months’ (the “Severance Period”) salary in a lump sum, the payment to the NEO of any bonus that the NEO would have earned during the Severance Period, the continuation of benefits for the NEO and payment to the NEO of all outstanding vacation pay and other compensation earned. The Employment Agreements also provide that upon a Change of Control, if within twelve (12) months of such Change of Control, the NEO is terminated (other than for just cause) or the NEO terminates his employment for good reason, the Company shall provide the NEO with the same payments and benefits set forth in (iii) above, except that for the Evans Agreement, Kanellitsas Agreement and Epshtein Agreement the Severance Period will be twenty-four (24) months instead of twelve (12) months, and for the LeBlanc Agreement and Meikle Agreement, the Severance Period will be eighteen (18) months instead of twelve (12) months. Payment of the foregoing amounts is, in each case, conditional upon the NEO executing a release in favour of the Company. Upon separation from the Company for any reason other than cause, the NEOs unvested RSUs vest.

A “Change of Control” for the purposes of the Employment Agreements means, in respect of the Company: (i) if, as a result of or in connection with the election of directors, the people who were

– 2021 INFORMATION CIRCULAR	37

directors (or who were entitled under a contractual arrangement to be directors) of the Company before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved of by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof hereafter “beneficially owns” (as defined in the BCBCA) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% percent or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% percent of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Company or in connection with a reorganization of the Company); (iv) the occurrence of a transaction requiring approval of the Company’s Shareholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly-owned subsidiary of the Company or a reorganization of the Company); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control (and assuming if necessary, that there was a termination of employment within 12 months of such change of control). Amounts disclosed in the table below assume that the NEOs termination of employment and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31, 2020.

Named Executive Officer	Termination by the Company	Payment due upon a Change of
	US$(2)	Control(1) (2) US$
Jonathan Evans President and CEO	1,185,000	1,560,000
Eduard Epshtein CFO	432,500	865,000
John Kanellitsas Executive Vice-Chairman	732,500	1,465,000
Rene LeBlanc CTO	520,000	780,000
Alec Meikle VP Corporate Development	570,000	855,000

Notes:
(1)	The entitlement of the NEOs to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such NEOs upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

– 2021 INFORMATION CIRCULAR	38

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Plan is intended to secure for the Company and its Shareholders the benefits of incentives inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success.

The following information is as at the Company’s most recently completed financial year end:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options C$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders(1)	6,808,728	6.05	5,770,466
Equity compensation plans not approved by the securityholders	-	-	-
Total	6,808,728	$6.05	5,770,466

Note:
(1)	As at April 29, 2021, the aggregate number of Common Shares that may be reserved for issuance under the Plan is 14,400,737, with a balance of 5,770,466 Common Shares (representing approximately 4.8% of the Company’s current issued and outstanding Common Shares) available for future grants under the Plan.

Annual Burn Rate Under the Plan

The following sets out the annual burn rate of the Plan for the last three financial years, calculated by dividing the number of Awards (RSUs, PSUs, DSUs and Options are collectively referred to as “Awards”) granted pursuant to the Plan during the applicable financial year, by the weighted average number of Common Shares outstanding for the applicable financial year.

		Weighted average number
Financial Year ended	Number of Awards	of Common Shares	Annual burn rate
December 31	awarded under the Plan	outstanding during the	((a)/(b))
	(a)	applicable financial year	(c)
		(b)
2020	930,979	91,831,000	1.01%
2019	1,734,845	89,138,000	1.9%
2018	1,821,720	88,598,000	2.1%

Summary of the Plan

Overview

The following is a summary of the material terms of the Plan and is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is available on the Company’s profile on SEDAR.

The Plan provides for the grant to eligible directors and employees (including officers) (referred to in this section as a “participant” or “participants”) of RSUs, PSUs and incentive stock options exercisable to purchase Common Shares (“Options”). The Plan also provides for the grant to eligible directors of DSUs, which the directors are entitled to redeem following retirement or termination from the Board.

Following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation,

– 2021 INFORMATION CIRCULAR	39

respectively), and DSUs to directors, rather than Options. Accordingly, 2018, 2019 and 2020 equity incentive grants reflect this policy, with RSUs being granted as short-term incentive compensation, PSUs being granted as long-term incentive compensation and DSUs being awarded to directors. For a description of the terms and conditions of each such equity incentive grant, please see below. The Board intends to continue this practice for future equity incentive grants, unless otherwise recommended pursuant to a formal compensation review process.

In 2020, the Nominating, Governance, Compensation and Leadership Development Committee recommended that the Board adopt a fixed equity incentive plan to increase the number of Common Shares issuable under the Company’s equity incentive program. On April 5, 2020, the Board adopted the Plan and on May 7, 2020 the Shareholders approved the Plan. The Plan was approved by the TSX.

Stock Options

As described above, the Company completed a review of its compensation practices in 2018. Accordingly, the Company has not granted any new awards of Options since Q1 2018.

Option Grants

The Plan authorizes the Board, on the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, to grant Options. The number of Common Shares under option, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted pursuant to the Plan, from time to time are determined by the Board, on the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee at the time of the grant, subject to the defined parameters of the Plan. The date of grant for the Options shall be the date the Nominating, Governance, Compensation and Leadership Development Committee approved the grant for recommendation to the Board, or for grants not approved for recommendation by the Nominating, Governance, Compensation and Leadership Development Committee, the date such grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the volume weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period, Blackout Periods and Vesting

Options are exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the 18th month of the Option period, 100% of the Option will be exercisable.

The right to exercise an Option may be accelerated in the event a takeover bid in respect of the Common Shares is made.

When the expiry date of an Option occurs during, or within ten (10) business days following, a “blackout period”, the expiry date of such Option is deemed to be the date that is ten (10) business days following

– 2021 INFORMATION CIRCULAR	40

the expiry of such blackout period. Blackout periods are imposed by the Company to restrict trading of the Company’s securities by directors, officers, employees and certain others who hold Options to purchase Common Shares, in accordance with the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the Plan, at the discretion of the Board on the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate Option price of all Common Shares subject to such Option by the Fair Market Value of one (1) Common Share.

Termination or Death

If an optionee dies while employed by the Company, any Option held by them will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no Option will be exercisable unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Company for any reason other than cause, then the Options will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner).

RSUs & PSUs

As described elsewhere in this Circular, following the 2018 review of the Company’s Board compensation and long-term incentive compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short and long-term incentive compensation, respectively) rather than Options. Accordingly, the Company’s awards of equity incentives to executive officers since Q1 2018 have been exclusively in the form of RSUs (short-term) and PSUs (long-term).

RSU & PSU Grant

The Plan authorizes the Board to grant RSUs and PSUs, in its sole and absolute discretion, to any eligible employee or director. Each RSU or PSU provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Plan and with such additional provisions and restrictions as the Board may determine. Each RSU and PSU grant shall be evidenced by a grant letter which shall be subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, deems appropriate.

Vesting of RSUs & PSUs

Concurrent with the granting of the RSU or PSU, the Board shall determine, on recommendation from

– 2021 INFORMATION CIRCULAR	41

the Nominating, Governance, Compensation and Leadership Development Committee, the period of time during which the RSU or PSU is not vested and the holder of such RSU or PSU remains ineligible to receive Common Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board.

In respect of PSUs only, the Board may determine, on recommendation from the Nominating, Governance, Compensation and Leadership Development Committee, additional performance-related vesting conditions, such as performance of the Company’s Common Shares against performance of a peer-group of listed issuers, individual performance metrics, or otherwise. As of the date of this Circular, the Board has granted 1,184,397 PSUs and such grants followed the recommendations of WTW in their 2018 report on the Company’s Board compensation and long-term incentive compensation for executives.

Accordingly, such grant of PSUs vests in its entirety on the third anniversary of the date of grant and additionally contains vesting conditions tied to the performance of the Common Shares relative to the returns of the listed shares of a peer group of companies. Such performance is measured relative to “Total Shareholder Return”, meaning the weighted average of one-year and three-year Common Share performance outcomes, measured as the change in the US dollar-denominated market value of the Common Shares, for four periods weighted as follows: 20% for year one, 20% for year two, 20% for year three, and the remaining 40% based on the aggregate performance over the entirety of the three-year period. A multiplier is then applied against such weighted performance of the Common Shares, ranging from the target of 1.0x if the value of the Common Shares ranks in the 50th percentile in comparison to the peer-group, to a multiplier of either 0.0x or 2.0x if the value of the Common Shares under or over-performs such peer-group for the relative period. Consequently, the number of Common Shares that may be issued upon vesting of such PSUs can vary from zero to two for each PSU granted, and can only be determined on the third anniversary of the date of grant. In accordance with the requirements of the TSX, PSUs in this Circular are presented on the basis of the maximum number of Common Shares which underlie such PSUs, although at this time the Board considers the target multiplier of 1.0x to be a reasonable estimate.

Once the RSU or PSU vests, the RSU or PSU is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSUs or PSUs held (subject, in the case of PSUs, to their applicable vesting provisions). Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates.

Retirement or Termination

In the event the participant retires or is terminated during the vesting period, any RSU or PSU held by the participant shall be terminated immediately; provided however, that the Board shall have the absolute discretion to accelerate the vesting date. In the event the participant retires or is terminated following the vesting period, the Company shall issue, and the participant shall forthwith receive, the Common Shares underlying the RSUs or PSUs. In the event of death or total disability, the vesting period shall accelerate and the Common Shares underlying the RSUs or PSUs shall be issued.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with RSUs or PSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of RSUs or PSUs equivalent to the amount of the

– 2021 INFORMATION CIRCULAR	42

dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

DSUs

As described above, non-executive independent directors are compensated by the Company and are required to receive at least 60% of the value of the retainer portion of such compensation in DSUs, rather than cash. Such awards of DSUs to non-executive independent directors are made quarterly, based on the five-day VWAP of the Common Shares on the TSX, and will be made in the future in accordance with the Plan.

DSU Grant

The Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant is subject to the terms of the Plan and any other terms and conditions which the Board, on recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, deems appropriate.

Vesting of DSUs

Subject to deferrals in accordance with applicable tax legislation, DSUs are redeemed automatically following their vesting. If DSUs are issued with vesting conditions, each eligible director shall redeem their DSUs on the 20th business day following their date of departure from the Company. Upon redemption, the director shall be entitled to receive (subject to any share issuance limits in the Plan), the number of Common Shares equal to the number of DSUs in the director’s account. If the director ceases to hold office during a year where DSUs have been granted in advance of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Payment of Dividends

Subject to the absolute discretion of the Board to declare dividends, in the event any such dividend is declared on the Common Shares of the Company, a participant with DSUs which have vested but on which the underlying Common Shares have not yet been issued as a result of a deferral election shall be entitled to receive an additional number of DSUs equivalent to the amount of the dividend such participant would have received on the underlying Common Shares based on the five-day VWAP of the Common Shares on the TSX at such time.

Provisions Applicable to all Grants of Awards

Participation Limits

The aggregate number of Common Shares that may be issued and issuable under the Plan together with any other securities-based compensation arrangements of the Company, as applicable,

(a)	to insiders shall not exceed 10% of the Company’s outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c)	to any one insider and his or her associates within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Common Shares that may be issued to any individual under the Plan

– 2021 INFORMATION CIRCULAR	43

(when combined with all of the Company’s other security-based compensation arrangements, as applicable) exceed 5% of the Company’s outstanding issue from time to time.

Transferability

Pursuant to the Plan, any Awards granted to a participant shall be non-transferable, except by will or by the laws of descent and distribution. During the lifetime of a participant, Awards may only be exercised by the participant.

Amendments to the Plan

The Board may amend, suspend or terminate the Plan or any Award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes regarding the persons eligible to participate in the Plan; (iii) changes to the exercise price; (iv) vesting, term and termination provisions of Awards; (v) changes to the cashless exercise right provisions; (vi) changes to the authority and role of the Board under the Plan; and (vii) any other matter relating to the Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

(b)	no amendment to the Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)	the expiry date of an Option shall not be more than five (5) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;

(d)	the Board shall obtain shareholder approval of:

i.	any amendment to the aggregate number of shares issuable under the Plan;

ii.	any amendment to the limitations on shares that may be reserved for issuance, or issued, to insiders;

iii.	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise, the number of Common Shares available under the Plan; and

iv.	any amendment that would extend the expiry date of any Option granted under the Plan except in the event that such Option expires during or within ten (10) business days following the expiry of a blackout period.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remains outstanding.

– 2021 INFORMATION CIRCULAR	44

Share Issuance Limits

Maximum aggregate number of Common Shares that may be subject to issuance under the Plan, together with any other securities-based compensation arrangements of the Company	14,400,737, representing 16% of the Company’s issued and outstanding as of April 1, 2020
Options as of April 29, 2021	1,711,875
RSUs as of April 29, 2021, which amount includes the maximum number of Common Shares which may be issued pursuant to the outstanding PSUs	3,652,958
DSUs	229,822
Common Shares outstanding under the Plan	5,594,655, which is equal to 4.7% of the Company’s issued and outstanding share capital as at the date of this Circular

– 2021 INFORMATION CIRCULAR	45

SCHEDULE “A”
CORPORATE GOVERNANCE DISCLOSURE

The following addresses the disclosure guidelines under National Instrument 58-101 – Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons who are being nominated as directors for our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules:

  George Ireland

  Xiaoshen Wang

  Fabiana Chubbs

  Dr. Yuan Gao

  Kelvin Dushnisky

  Jinhee Magie

Disclose the identity of directors who are not independent and describe the basis for that determination.

The Company’s non-independent directors who are being nominated are Jonathan Evans, by virtue of acting as President and CEO of the Company; John Kanellitsas, by virtue of acting as Executive Vice-Chairman; and Franco Mignacco, by virtue of acting as President of Minera Exar, in which the Company has a co-ownership interest.

Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our Board is independent. Six of nine directors qualify as independent for purposes of the Corporate Governance Disclosure Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently also directors of other reporting or equivalent issuers:

  George Ireland is also a director of Amerigo Resources Ltd. and Heliostar Metals Corp.

  Xiaoshen Wang is also a director of Ganfeng

  Fabiana Chubbs is also a director of Royal Gold, Inc.

  Kelvin Dushnisky is also a director of CanWel Building Materials Group Ltd.

  Jinhee Magie is also a director of Star Royalties Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the end of most meetings of the Board, the independent directors of the Board hold an in-camera session at which non-independent members and management are not in attendance. At these sessions all directors in attendance are encouraged to raise any concerns or issues that they may

– 2021 INFORMATION CIRCULAR	1

have. There is no fixed duration for these sessions. These in-camera sessions are led by the Chairman of the Board, or another independent Board member should the Chairman not be in attendance. For the year ended December 31, 2020, there were six in-camera sessions conducted following Board meetings.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

George Ireland is the Chairman of the Board and is an independent director. The Board has established a written position description for the Chairman. The Chairman provides leadership to the Board and works with the President and CEO and Executive Vice-Chairman of the Company to advance the business of the Company. The Chairman is also responsible for, among other things, working with the Board on strategic planning and corporate governance issues, chairing Board meetings, appointing the chairs of the Board committees and performance evaluations with respect to the Company, the Board and the President and CEO.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the year ended December 31, 2020, there were eleven meetings of the Board. The attendance records of each director for the most recently completed financial year are set forth in the Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a mandate, describe how the Board delineates its role and responsibilities.

The Board has a written mandate. The mandate was most recently disseminated to the Shareholders in Schedule B to the information circular dated July 7, 2017, which is filed on SEDAR, and is also available on our website at www.lithiumamericas.com.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chairman of the Board. The Board has not developed a written position description for the chair of each committee; however, the Board has created a written charter for each of the Audit and Risk Committee, the Nominating, Governance, Compensation and Leadership Development Committee and the Health, Safety, Environment and Sustainability Committee from which the chairs of such committees delineate their roles and responsibilities.

Disclose whether or not the Board and CEO have developed a written position description for the President and CEO. If the Board and President and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the President and CEO.

The Board has developed a written position description for the President and CEO.

– 2021 INFORMATION CIRCULAR	2

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new members regarding: (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Board does not have any formal policies with respect to the orientation of new directors. However new directors are provided with relevant materials with respect to the Company, the role of the Board, its committees and its directors, and the nature and operation of the Company’s business, as well as being oriented on relevant corporate issues by the CEO.

Directors have been and will continue to be given tours of our mineral projects. In addition, all directors are provided with monthly management reports regarding the business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board currently does not provide a formal continuing education program for its directors, although Board members are encouraged to pursue continuing education to support their role as directors. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with its business and operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education. By appointing to the Board professionals with a wide range of financial, exploration, mining, chemical processing, and business management expertise, the Company ensures that the Board operates effectively and efficiently and serves as a valuable resource for management of the Company.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

LAC has adopted the Code, which is applicable to its directors, officers and employees. A copy of the Code has been filed on SEDAR and is available on the Company’s website in English and Spanish. All directors, officers and employees of the Company are provided with a copy of the Code and must provide the Company with written acknowledgement that they have received, reviewed and understood the Code. The Company also requests acknowledgements annually from directors, officers and employees that they are conducting themselves in compliance with the Code. Responses to those requests are tabulated as part of the internal audit procedures. The Company’s Audit and Risk Committee is responsible for monitoring compliance with the Code. To date, the Company has not been required to file a material change report relating to a departure from the Code.

The Company has also implemented the “Whistleblower Policy” with a formal procedure and website, toll-free telephone line, email and fax options for receiving and handling any complaints concerning possible breaches of the Code. Whistleblowers have the option of submitting their concerns on a confidential and anonymous basis.

– 2021 INFORMATION CIRCULAR	3

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on such transactions. The Board will additionally form special committees to ensure that any related party transactions are considered by independent directors, as applicable.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company’s business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors, officers and employees that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to acknowledge they have received, reviewed and understood the Code.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

The Board’s recruitment and nomination process is overseen and led by the Nominating, Governance, Compensation and Leadership Development Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the discretion of the committee. Candidates are selected for interviews by the committee based on their background, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Candidates who are selected for interviews meet with two panels, the first comprised of all members of the committee, and the second comprised of a selection of other Board members. After each panel conducts their respective interviews of the candidate, the second panel provides their thoughts to the committee on the candidate’s assessed fit and suitability, and background and reference checks are conducted. The committee then determines whether to recommend the candidate to the Board. The committee then makes a formal recommendation to the Board for candidate appointments or nominations. Following the committee’s recommendation to the Board, the Chairman of the Board or of the committee offers a directorship position to the recommended candidate, and if the candidate accepts, the candidate is then either appointed to the Board by resolution or stands for election as a nominee director at the next meeting of shareholders at which directors are elected.

Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

Disclose whether or not the Board has a nomination committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating, Governance, Compensation and Leadership Development Committee currently

– 2021 INFORMATION CIRCULAR	4

consists of Yuan Gao (chair), Fabiana Chubbs (vice chair) and Xiaoshen Wang, each of whom is an independent director.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating, Governance, Compensation and Leadership Development Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating, Governance, Compensation and Leadership Development Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, and for developing and recommending corporate governance guidelines to the Board.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Nominating, Governance, Compensation and Leadership Development Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers. In 2018, the Board engaged third party consultants to review LAC’s compensation practices and made recommendations on these practices. A new review is underway for 2021.

Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Nominating, Governance, Compensation and Leadership Development Committee is currently comprised of Yuan Gao (chair), Fabiana Chubbs (vice chair) and Xiaoshen Wang, each of whom is an independent director.

If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.

The Nominating, Governance, Compensation and Leadership Development Committee is responsible for the following: reviewing the adequacy and form of compensation of senior management and the directors, with such compensation realistically reflecting the responsibilities and risks of such positions; implementing and overseeing the Company’s annual performance plan; administering the Company’s equity incentive plan; determining the recipients of, and the nature and size of share compensation awards granted from time to time; determining the remuneration of executive officers; and, determining any bonuses to be awarded under the performance plan. These duties are established in a written charter.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety, Environment and Sustainability Committee.

Describe the role of the HSES Committee.

– 2021 INFORMATION CIRCULAR	5

The role of the Health, Safety, Environment and Sustainability Committee is to review and monitor: (i) the environmental policies and activities of the Company on behalf of the Board and management; (ii) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (iii) the policies and activities of the Company as they relate to the Company’s interaction with community, government, and other shareholders; and (iv) the policies and activities of the Company as they relate to sustainable development and business practices, including environmental, health and safety, social engagement and social responsibility matters, including overseeing the Company’s ESG reporting.

Disclose whether or not the Health, Safety and Environmental Committee is composed entirely of independent directors.

The Health, Safety, Environment and Sustainability Committee is currently comprised of Xiaoshen Wang (chair), Yuan Gao and George Ireland, each of whom is an independent director.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating, Governance, Compensation and Leadership Development Committee is responsible for establishing appropriate processes for the evaluation of the effectiveness of the Board, its members and its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. To date, the Nominating, Governance, Compensation and Leadership Development Committee has not established formal processes for the evaluation of the effectiveness of the Board, its members and its committees and their charters, and has rather conducted informal assessments of the Board, its members and its committees and their charters.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal.

The Board has not adopted term limits for directors or other mechanisms for board renewal. The Nominating, Governance, Compensation and Leadership Development Committee considers both the term of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees who stand for election at each annual meeting of Shareholders. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nominating, Governance, Compensation and Leadership Development Committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

The Company has a “Majority Voting Policy” which specifies that, if a nominee receives a majority of “withheld” votes, as opposed to a majority of votes in favour of the nominee’s election, the individual is deemed to have tendered their resignation from the Board. Upon tender of such resignation, the Board maintains a residual discretion to refuse the resignation, upon the recommendation of the Nominating, Governance, Compensation and Leadership Development Committee, within 90 days

– 2021 INFORMATION CIRCULAR	6

following the date of the election.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company does not have a formal policy relating to the identification and nomination of women directors. The Board identifies and evaluates candidates to become members. The Board recognizes the valuable contributions made to board deliberations and management by people with different genders, ethnicity, experience, skillsets and backgrounds. The Board’s approach is to focus on hiring the highest caliber individuals for a given position, while also encouraging diversity on the Board and in executive officer and senior management positions. In this regard, Fabiana Chubbs was included in the management nominees for election to the Board at the annual meeting of Shareholders on June 26, 2019 and elected, and Jinhee Magie is a management nominee for election to the Board at the Meeting. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise.

The Nominating, Governance, Compensation and Leadership Development Committee will monitor developments in this area while reviewing the Company’s own practices in order to adopt an approach that is meaningful for the Company.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women on the Board in identifying and nominating director candidates. The Nominating, Governance, Compensation and Leadership Development Committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. To that end, the committee retained an independent consulting firm to assist with the recruitment process of new Board nominees who are standing for election at the upcoming annual meeting.

CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Although the Company does not have a formal policy, the Board does consider the level of representation of women in executive officer and senior management positions when making internal appointments and in its hiring practices. In order to do so, the composition and diversity of executive

– 2021 INFORMATION CIRCULAR	7

officer positions is reviewed to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and candidates of different genders are considered for interviews.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For the purpose of this Item, a “target” means a number of percentages, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in the best interest of the Company and all of its stakeholders, the Company does not currently have any formal rules or policies in place with respect to a target of women on the issuer’s board or executive team. The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the Board does not wish to compromise the principles of meritocracy by imposing targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Please see previous response.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

As of the date of this Circular, there is currently one member of the Board (11%) who is a woman. Two women will stand for election to the Board at the Meeting, and if elected, will result in 22% female representation on the Board after the Meeting.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

As of the date of this Circular, there is currently one executive officer (8%) who is a woman.

– 2021 INFORMATION CIRCULAR	8

SCHEDULE “B”
GLOSSARY

“Articles” has the meaning set forth on page 3

“Awards” has the meaning set forth on page 41.

“Board of Directors” or “Board” means the board of directors of Lithium Americas.

“C$” or “$” means Canadian dollars.

“CEO” means the Chief Executive Officer of Lithium Americas.

“CFO” means the Chief Financial Officer of Lithium Americas.

“Circular” has the meaning set forth on page 1.

“Code” has the meaning set forth on page 18.

“Common Shares” means the common shares in the capital of Lithium Americas.

“Company” or “Lithium Americas” or “LAC” means Lithium Americas Corp.

“Computershare” means Computershare Investor Services Inc.

“COO” means the Chief Operating Officer of Lithium Americas.

“CTO” means the Chief Technical Officer of Lithium Americas.

“DSUs” has the meaning set forth on page 30.

“Employment Agreements” has the meaning set forth on page 37.

“Epshtein Agreement” has the meaning set forth on page 35.

“Evans Agreement” has the meaning set forth on page 34.

“Fair Market Value” has the meaning set forth on page 40.

“Ganfeng” means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiary GFL International Co., Ltd.

“IFRS 2” means International Financial Reporting Standards 2.

“Intermediary” has the meaning set forth on page 6.

“Kanellitsas Agreement” has the meaning set forth on page 35.

“LAC Board” means the board of directors of Lithium Americas.

“LeBlanc Agreement” has the meaning set forth on page 33.

“Majority Voting Policy” has the meaning set forth on page 10.

“Meeting” has the meaning set forth on page 1.

“Meeting Materials” has the meaning set forth on page 3.

“Meikle Agreement” has the meaning set forth on page 35.

“Minera Exar” means Minera Exar S.A.

“NEO” has the meaning set forth on page 28.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

– 2021 INFORMATION CIRCULAR	1

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.

“NI 58-101” or the “Corporate Governance Disclosure Rules” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NOBOs’ has the meaning set forth on page 7.

“Non-Registered Shareholder” has the meaning set forth on page 6.

“Notice-and-Access” has the meaning set forth on page 3.

“Notice of Meeting” has the meaning set forth on page 1.

“Notice Package” has the meaning set forth on page 3.

“NYSE” means has the meaning set forth on page 18.

“OBOs” has the meaning set forth on page 7.

“Options” has the meaning set forth on page 39.

“Plan” has the meaning set forth on page 29.

“Proxy” has the meaning set forth on page 3.

“PSUs” has the meaning set forth on page 30.

“PwC” has the meaning set forth on page 7.

“Record Date” has the meaning set forth on page 2.

“Registered Shareholder” has the meaning set forth on page 5.

“RSUs” has the meaning set forth on page 32.

“Severance Period” has the meaning set forth on page 37.

“Shareholders” means the holders of shares in the capital of Lithium Americas.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” has the meaning set forth on page 2.

“US$” means United States dollars.

“VWAP” means the volume-weighted average trading price.

“WTW” has the meaning set forth on page 29.

– 2021 INFORMATION CIRCULAR	2